Exhibit 3.1

AMENDMENT TO
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A 8% CONVERTIBLE PREFERRED STOCK

This Amendment (“Amendment”), made as of June 12, 2014, by and between Lilis Energy, Inc., a Nevada corporation (the “Company”), and each holder executing a signature page hereto (the “Holders”), amends that certain Certificate of Designation of Preferences, Rights and Limitations of Series A 8% Convertible Preferred Stock, dated as of May 30, 2014 (the “Certificate of Designations”).

Recitals

WHEREAS, the Company filed the Certificate of Designations on May 30, 2014, and on the same day issued to the Holders a total of 7,500 shares of its Series A 8% Convertible Preferred Stock (the “Preferred Stock”);

WHEREAS, on June 6, 2014, the Company was notified by NASDAQ OMX (“NASDAQ”) of NASDAQ’s determination that certain aspects of Section 3(a) of the Certificate of Designations could cause the offering of the Preferred Stock to be deemed a below-market offering under the NASDAQ listing rules;

WHEREAS, the Company and the Holders now wish to amend the Certificate of Designation in order to clarify Section 3(a) so that the offering of the Preferred Stock is not deemed by NASDAQ to be a below-market offering;

WHEREAS, pursuant to Section 4 of the Certificate of Designations, any amendment to the Certificate of Designations must be approved by the holders of a majority of the then outstanding shares of the Preferred Stock; and

WHEREAS, the Holders hold at least a majority of the outstanding shares of the Preferred Stock as of the date hereof.

NOW THEREFORE, in consideration of the promises and mutual covenants and obligations herein set forth and for other good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, accepted and agreed to, the parties hereto, intending to be legally bound, hereby agree as follows:

Agreement

1.             Dividends.  The Company and the Holders hereby agree to replace Section 3(a) in its entirety with the following:

“Dividends in Cash or in Kind. Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 8% per annum (subject to increase pursuant to Section 10(b)), payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the Original Issue Date and on each Conversion Date (with respect only to Preferred Stock then being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day) in cash, or at the Corporation’s option, in duly authorized, validly issued, fully paid and non-assessable shares of Common Stock as set forth in this Section 3(a), or a combination thereof (the dollar amount to be paid in shares of Common Stock, the “Dividend Share Amount”).  The form of dividend payments to each Holder shall be determined in the following order of priority: (i) if funds are legally available for the payment of dividends and the Equity Conditions have not been met during the 20 consecutive Trading Days immediately prior to the applicable Dividend Payment Date (the “Dividend Notice Period”), in cash only, (ii) if funds are legally available for the payment of dividends, the Equity Conditions have been met during the Dividend Notice Period, and the Dividend Conversion Rate on the Dividend Payment Date is equal to or greater than $2.35, at the sole election of the Corporation, in cash or shares of Common Stock which shall be valued at the Dividend Conversion Rate or a combination thereof, (iii) if funds are not legally available for the payment of dividends, the Equity Conditions have been met during the Dividend Notice Period, and the Dividend Conversion Rate on the Dividend Payment Date is equal to or greater than $2.35, in shares of Common Stock which shall be valued at the Dividend Conversion Rate, (iv) if funds are not legally available for the payment of dividends, the Equity Condition relating to an effective Conversion Shares registration statement has been waived by such Holder, and the Dividend Conversion Rate on the Dividend Payment Date is equal to or greater than $2.35, as to such Holder only, in unregistered shares of Common Stock which shall be valued at the Dividend Conversion Rate, and (v) if funds are not legally available for the payment of dividends and the Equity Conditions have not been met during the Dividend Notice Period, or if the Dividend Conversion Rate on the Dividend Payment Date is less than $2.35, then, at the election of such Holder, such dividends shall accrue to the next Dividend Payment Date or shall be accreted to, and increase, the outstanding Stated Value.  If no such election is made, such dividends shall accrue to the next Dividend Payment Date.  The Holders shall have the same rights and remedies with respect to the delivery of any such shares as if such shares were being issued pursuant to Section 6.”

2.             Binding Effect.  The terms of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

3.             Reaffirmation of Terms.  All terms of the Certificate of Designations, as previously amended, shall, except as amended hereby, remain in full force and effect, and are hereby ratified and confirmed.

9.             Governing Law.  This Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard for principles of conflict of laws thereof.

10.           Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment effective as of the date first set forth above.

COMPANY

Lilis Energy, Inc.

By:	/s/ Abraham Mirman
Name:	Abraham Mirman
Title:	Chief Executive Officer

HOLDERS:

By:
Name:
Title: